November 8, 2024

Scott Silverman
Chief Executive Officer and Chief Financial Officer
C-Bond Systems, Inc.
2029 Pat Booker Rd.
San Antonio, TX 78148

       Re: C-Bond Systems, Inc.
           Form 10-K for the Fiscal Year Ending December 31, 2020
           Filed April 14, 2021
           Form 10-K/A for the Fiscal Year Ending December 31, 2020 Filed April 15, 2022
           File No. 000-53029
Dear Scott Silverman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction